CHINA DISCOVERY ACQUISITION CORP.
2666 East Bayshore Road, Suite B
Palo Alto, California 94303

June 15, 2007

VIA EDGAR AND TELECOPY (202) 772-9206
Mr. John Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:	China Discovery Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed February 8, 2007
(File No. 333-140516) ( the "Registration Statement")

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 1:00 P.M., Monday, June 18, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CHINA DISCOVERY ACQUISITION CORP.

By: /s/ Beatrice Hom
Beatrice Hom
Chief Operating Officer

EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

                June 15, 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Ms. Elaine Wolff
United States Securities and
   Exchange Commission
Mail Stop 4561, 100 F Street, N.E.
Washington, D.C. 20549

Re:	China Discovery Acquisition Corp. (the "Company") Registration Statement on Form S-1 originally filed February 8, 2007 (File No. 333-140516) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of China Discovery Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated March 30, 2007, were distributed on or about March 30, 2007, as follows:

32 to individual investors;

1,492 to NASD members (which included 33 prospective underwriters and selected dealers); and

226 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 30, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine
Steven Levine
Managing Director

EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

                    June 15, 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Ms. Elaine Wolff
United States Securities and
   Exchange Commission
Mail Stop 4561, 100 F Street, N.E.
Washington, D.C. 20549

Re:	China Discovery Acquisition Corp. (the "Company") Registration Statement on Form S-1 originally filed February 8, 2007 (File No. 333-140516) ( the "Registration Statement")

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of China Discovery Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 1:00 P.M., Monday, June 18, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine
Steven Levine
Managing Director